UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: March 30, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 30, 2011, entitled “CNOOC Limited Signed Sale and Purchase Agreements to Acquire Tullow’s One Third Interest in Exploration Areas 1, 2 and 3A in Uganda”.

Exhibit 99.1

For Immediate Release

CNOOC Limited Signed Sale and Purchase Agreements to Acquire
Tullow’s One Third Interest in Exploration Areas 1, 2 and 3A in Uganda

(Hong Kong, March 30, 2011) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 0883) announced today that the Company and Tullow Oil plc (“Tullow”) entered into Sale and Purchase Agreements (“SPAs”) on March 29th for the acquisition of Tullow’s one third interest in Exploration Areas (“EA”) 1, 2 and 3A in Uganda.

Total consideration of the transaction is approximately US$1.467 billion in cash, subject to closing adjustments.

Completion of the transaction is subject to certain terms and conditions, including, among other things, all necessary government and regulatory approvals by the relevant authorities in the Republic of Uganda and the People’s Republic of China. The transaction is expected to be completed in the first half of 2011.

In a separate parallel transaction, TOTAL S.A. (“TOTAL”) also entered into agreements with Tullow for the acquisition of a one third interest in EA 1, 2 and 3A.

Upon completion of the two transactions, the Company, Tullow and TOTAL will each hold a one third interest in the above areas. The project partners have agreed that the operatorship shall be determined by the government of Uganda upon completion of the transaction. It has been proposed that CNOOC Limited, Tullow and TOTAL will each assume operatorship in relation to the interests in EA 3A, 2 and 1, respectively, after a transitional period during which Tullow will act as an interim operator in the above areas.

EA 1, 2 and 3A are located in the Lake Albert Rift Basin in Uganda, which is one of the most important prospective basins onshore Africa. As estimated by Tullow, more than 1 billion barrels of P-50 recoverable volume of oil has been discovered since 2006.

CNOOC Limited, Tullow and TOTAL are committed to coordinated operations and integrated development plans across the three exploration areas in the Lake Albert Basin. It is expected that the basin-wide production rate will eventually exceed 200,000 barrels of oil per day.

Mr. Yang Hua, Chief Executive Officer of the Company stated, “The transaction signifies another milestone for CNOOC Limited to grow its overseas business by entering into Lake Albert Rift Basin, one of the key frontier basins in East Africa. As one of the project operators, the Company will apply its strong operational capability and work closely with our partners to accelerate the basin-wide development. I believe our investment will create considerable value for our shareholders, while contributing to Uganda’s economic growth and social welfare for local people.”

Mr. Li Fanrong, President of the Company said, “The project is expected to become one of the largest oil and gas developments onshore Africa in recent years. The transaction will help us establish our second major production province in Africa following Nigeria, and contribute to our long term growth as we proceed with intensive exploration and development programs with our partners in the next 3-5 years.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.

This press release does not constitute an invitation or solicitation to make offers to acquire, to subscribe for or purchase any securities, nor is it calculated to invite or solicit offers to acquire, to subscribe for or purchase any securities.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Ding Jianchun
Manager, Media / Public Relations
CNOOC Limited
Tel: +86-10-8452-2973
Fax: +86-10-8452-1441
E-mail: dingjch@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com